FSD PHARMA INC.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

Independent Auditor’s Report

To the Shareholders of FSD Pharma Inc.

Opinion

We have audited the consolidated financial statements of FSD Pharma Inc. and its subsidiary (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2018 and 2017, and the consolidated statements of operations and comprehensive loss, consolidated statements of changes in cash flows and consolidated statements of equity for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2018 and 2017, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards (“IFRS”).

Basis for opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audits of the consolidated financial statements in Canada. We have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material uncertainty related to going concern

We draw attention to Note 2 in the consolidated financial statements, which indicates that the Company incurred a net loss during the year ended December 31, 2018 and required additional capital to complete the development of its planned operations. As stated in Note 2, these events or conditions, along with other matters as set forth in Note 2, indicate that material uncertainties exist that cast significant doubt on the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Other information

Management is responsible for the other information. The other information comprises Management’s Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audits of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audits or otherwise appears to be materially misstated.

We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgement and maintain professional skepticism throughout the audit. We also:

∙ Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risks of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

∙ Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

∙ Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

∙ Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

∙ Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audits.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner of the audits resulting in this independent auditor’s report is Glen McFarland.

UHY McGovern Hurley LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Ontario

May 3, 2019

FSD PHARMA INC.

Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

		As at	As at
		December 31	December 31
	Note	2018	2017

ASSETS
Current
Cash and cash equivalents		$21,134,930	$4,739,988
Sales taxes recoverable		982,663	294,508
Prepaid and other assets		452,424	353,160
Total current assets		22,570,017	5,387,656

Non-current
Other investments	8	18,064,541	-
Property, plant and equipment	9	12,141,676	8,292,038
Total non-current assets		30,206,217	8,292,038

Total assets		$52,776,234	$13,679,694

LIABILITIES
Current
Trade payables and accrued liabilities		$1,743,806	$1,265,995
Total current liabilities		1,743,806	1,265,995

SHAREHOLDERS' EQUITY
Class A share capital	10	201,500	201,500
Class B share capital	10	67,916,302	12,794,963
Warrants	10	4,442,145	621,900
Contributed surplus	11	4,977,300	2,990,600
Deficit		(26,504,819)	(4,195,264)
Total shareholders' equity		51,032,428	12,413,699

Total liabilities and shareholders' equity		$52,776,234	$13,679,694

Basis of preparation and going concern assumption (note 2)
Commitments (note 16)
Contingencies (note 17)
Events that occurred subsequent to the reporting period (note 18)

Approved by the Board:

(signed) Dr. Raza Bokhari	Director

(signed) Zeeshan Saeed	Director

The accompanying notes form an integral part of these consolidated financial statements

FSD PHARMA INC.

Consolidated Statements of Operations and Comprehensive Loss

(Expressed in Canadian Dollars)

		Year ended
		December 31	December 31
	Note	2018	2017

Revenue
Rental income		$86,656	$25,943
Other income		2,107	-
Total revenue		88,763	25,943

Expenses
Advertising and promotion		2,803,588	-
Allowance for impairment of Auxly funds	17	7,499,977	-
Consulting fees		2,037,049	-
Depreciation	9	183,194	-
General and administrative		168,574	189,826
Insurance		156,038	-
Listing expense	4	7,991,791	-
Occupancy costs		1,360,477	167,477
Production and growing expenses		401,897	-
Professional fees		1,955,253	202,555
Salaries, wages and benefits		1,740,720	-
Shareholder and public company costs		124,973	-
Share based payments	11	6,440,406	2,990,600
Total expenses		32,863,937	3,550,458

Loss before the undernoted		(32,775,174)	(3,524,515)

Increase in fair value of other investments	8	10,064,550	-

Net loss and comprehensive loss for the year		$(22,710,624)	$(3,524,515)

Income (loss) per Class B share:
Basic	13	$(0.019)	$(0.008)

Weighted average number of Class B subordinate voting shares outstanding
Basic		1,186,940,611	440,213,476

The accompanying notes form an integral part of these consolidated financial statements

FSD PHARMA INC.

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

		Year ended
		December 31	December 31
	Note	2018	2017

Cash provided by (used in) operating activities
Net comprehensive loss for the year		$(22,710,624)	$(3,524,515)
Adjustments for:
Depreciation		183,194	-
Listing expense		7,991,791	-
Share based payments		6,440,406	2,990,600
Increase in fair value of other investments	8	(10,064,550)	-
Changes in non-cash working capital items:
Sales taxes recoverable		(664,610)	(273,784)
Prepaid and other assets		(99,264)	(336,817)
Trade payables and accrued liabilities		433,754	994,651
Total cash flows used in operating activities		(18,489,903)	(149,865)

Cash provided by (used in) investing activities
Cash acquired on acquisition	4	2,041,501	-
Other investments	8	(7,999,991)	-
Property, plant and equipment	9	(4,032,832)	(7,653,477)
Total cash flows used in investing activities		(9,991,322)	(7,653,477)

Cash provided by (used in) financing activities
Advance from shareholder		-	(9,820)
Proceeds from issuance of shares		44,987,422	13,785,219
Proceeds from exercise of warrants		800,078	-
Proceeds from exercise of options		2,857,050	-
Share issue costs		(3,768,381)	(1,262,150)
Total cash flows provided by financing activities		44,876,169	12,513,249

Increase in cash and cash equivalents		16,394,944	4,709,907

Cash and cash equivalents, beginning of the year		4,739,988	30,081

Cash and cash equivalents, end of the year		$21,134,932	$4,739,988

Supplemental information
Broker warrants		$2,366,370	$621,900
Finders fee shares		2,866,324

The accompanying notes form an integral part of these consolidated financial statements

FSD PHARMA INC.

Consolidated Statements of Changes in Equity

(Expressed in Canadian Dollars)

	Class A shares		Class B shares		Warrants		Contributed
	Shares	Amounts	Shares	Amounts	Number	Amounts	surplus	Deficit	Total

Balances, December 31, 2016	15,000	$201,500	383,262,675	$893,794	-	$-	$-	$(670,749)	$424,545
Shares issued	-	-	379,501,463	13,785,219	-	-	-	-	13,785,219
Share issuance costs	-	-	-	(1,884,050)	71,354,219	2,116,900	-	-	232,850
Share based payments	-	-	-	-	-	-	1,495,300	-	1,495,300
Net comprehensive loss for the year	-	-	-	-	-	-	-	(3,524,515)	(3,524,515)

Balances, December 31, 2017	15,000	$201,500	762,764,138	$12,794,963	71,354,219	$2,116,900	$1,495,300	$(4,195,264)	$12,413,399

Balances, December 31, 2017	15,000	$201,500	762,764,138	$12,794,963	71,354,219	$2,116,900	$1,495,300	$(4,195,264)	$12,413,399
Shares issued	-	-	455,874,905	47,853,745	-	-	-	-	47,853,745
Share issuance costs	-	-	-	(6,634,405)	-	-	-	-	(6,634,405)
Reverse acquisition			109,646,430	9,868,179	7,499,998	118,875	25,725		10,012,779
Warrant valuations	-	-	-	(2,366,670)	39,965,938	2,366,670	-	-	-
Share based payments	-	-	-	-	-	294,287	6,146,119	-	6,440,406
Stock options exercised	-	-	38,283,000	2,857,050	-	-	-	-	2,857,050
Value of stock options exercised			-	2,288,775	-	-	(2,288,775)	-	-
Stock options cancelled	-	-	-	-	-	-	(401,069)	401,069	-
Warrants exercised	-	-	9,031,219	800,078	(9,031,219)	-	-	-	800,078
Value of warrants exercised			-	454,587	-	(454,587)	-	-	-
Net comprehensive loss for the year	-	-	-	-	-	-	-	(22,710,624)	(22,710,624)

Balances, December 31, 2018	15,000	$201,500	1,375,599,692	$67,916,302	109,788,936	$4,442,145	$4,977,300	$(26,504,819)	$51,032,428

The accompanying notes form an integral part of these consolidated financial statements

FSD PHARMA INC.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017
(Expressed in Canadian Dollars)

1. Corporate information and nature of operations

FSD Pharma Inc. ("FSD" or the "Company") was formed under the provisions of the Business Corporations Act (Ontario) (the "OBCA") on May 24, 2018 as part of a transaction between FV Pharma Inc. (“FV Pharma”) and Century Financial Capital Group Inc. (“Century”) (Note 4). On May 24, 2018, the Company changed its name to "FSD Pharma Inc.". The head office of the Company is located at 520 William Street, Cobourg, Ontario, K9A 3A5.

The Class B Subordinate Voting Shares of the Company ("Class B shares") are posted for trading in Canada on the Canadian Securities Exchange under the trading symbol "HUGE", in the United States of America on the OTCQB under the trading symbol "FSDDF", and on the Frankfurt Exchange under “WKN: A2JM6M” and the ticker symbol “0K9".

FSD and FV Pharma are in the business of the production and sale of medical cannabis in accordance with Health Canada’s Access to Cannabis for Medical Purposes Regulation (the “ACMPR”), issued pursuant to the Controlled Drugs and Substances Act (Canada).

FV Pharma received its licence under section 22(2) of the ACMPR on October 13 2017. The licence effectively permits FV Pharma to acquire marijuana plants and/or seeds for the purpose of initiating plant growth and for conducting analytical testing within the confines of its facility located at 520 William Street, Cobourg, Ontario.

The licence does not permit FV Pharma to sell medical cannabis. In order to proceed with the sale of medical cannabis, FV Pharma will first have to obtain an amendment to its licence from Health Canada. The granting of such an amendment is dependent upon FV Pharma demonstrating compliance with the quality control standards and the good production practices as established under subdivision D of the ACMPR, as well as Health Canada completing an inspection with respect to record-keeping, security measures, packaging, labelling, shipping, and other requirements prescribed by the ACMPR. Health Canada may then issue an extended licence which would allow FV Pharma to sell or provide fresh or dried marijuana or cannabis oil to patients of FV Pharma, or such other persons who are permitted to purchase cannabis products under subsection 22(2) of the ACMPR.

On April 22, 2019, the Company announced that FV Pharma had received its Sale for Medical Purposes license to sell cannabis under the Cannabis Act (Canada). The license went into effect on April 18, 2019. The license allows the Company’s current facility to supply and sell cannabis products.

2. Basis of presentation

Going concern of operations

The Company is in the preliminary stages of its planned operations and has not yet determined whether its processes and business plans are economically viable. The continued operations of the Company and the recoverability of amounts shown for property, plant and equipment is dependent upon the ability of the Company to obtain sufficient financing to complete the development of its facilities and extraction processes, and if they are proven successful, the existence of future profitable production, or alternatively, upon the Company’s ability to dispose of its interest on an advantageous basis, all of which are uncertain.

The amount shown for property, plant and equipment does not necessarily represent its present or future value. Changes in future conditions could require a material change in the amount recorded for property, plant and equipment.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. Although the Company has a positive working capital position as at December 31, 2018, it will need to raise additional capital in the near term to fund its ongoing operations and business activities. There is no assurance that such financings will be available on terms acceptable to the Company or at all. As a result of these circumstances, there are material uncertainties that cast significant doubt as to the appropriateness of the going concern presumption. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and classifications in the statement of financial position that may be necessary were the Company unable to continue as a going concern and these adjustments could be material.

FSD PHARMA INC.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017
(Expressed in Canadian Dollars)

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). These consolidated financial statements were approved by the Board of Directors and authorized for issue by the Board of Directors on May 3, 2019.

Subsidiaries

These consolidated financial statements are comprised of the financial results of the Company and its subsidiary. A subsidiary is an entity over which the Company has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and can affect those returns through its power over the investee. Non-controlling interests in the equity of a subsidiary is shown separately in equity in the consolidated statements of financial position. As at December 31, 2018, the Company had one wholly owned subsidiary, FV Pharma. The Company did not have any subsidiaries in 2017.

Foreign currency translation

These financial statements are presented in Canadian dollars, which is also the functional currency of the Company and its subsidiary.

Foreign currency transactions are translated into Canadian dollars at exchange rates in effect on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to Canadian dollars at the foreign exchange rate applicable at that date. Realized and unrealized exchange gains and losses are recognized through profit or loss. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Basis of measurement

These financial statements have been prepared on a historical cost basis, with the exception of financial instruments classified as at fair value through profit or loss, which are measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

3. Summary of significant accounting policies

Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and subject to an insignificant risk of change in value. For cash flow statement presentation purposes, cash and cash equivalents includes bank overdrafts.

Property, plant and equipment

On initial recognition, property, plant and equipment are valued at cost, being the purchase price and directly attributable cost of acquisition or construction required to bring the asset to the location and condition necessary to be capable of operating in the manner intended by the Company, including appropriate borrowing costs and the estimated present value of any future unavoidable costs of dismantling and removing items. The corresponding liability is recognized within provisions.

Property, plant and equipment is subsequently measured at cost less accumulated depreciation, less any accumulated impairment losses, with the exception of land which is not depreciated.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

The cost of replacing part of an item of property and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss.

FSD PHARMA INC.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017
(Expressed in Canadian Dollars)

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the statements of operations during the financial period in which they occurred.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount, and are recognized net within other income in the statements of operations.

Depreciation is recognized in profit or loss and is based on the estimated useful lives of the assets is provided as follows:

Computers	30% declining balance
Furniture, fixtures and equipment	20% declining balance
Facility under development	Not amortized
Land	Not amortized

The Company will commence depreciation on facility under development upon completion of its planned major expansion to the growing area and upon commencement of commercial production.

Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted, if appropriate.

Restoration, rehabilitation and environmental obligations

A legal or constructive obligation to incur restoration, rehabilitation and environmental costs may arise when environmental disturbance is caused by development or production. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized to the carrying amount of the asset, as soon as the obligation to incur such costs arises. Discount rates using a pretax rate that reflects the time value of money are used to calculate the net present value. These costs are charged against profit or loss over the economic life of the related asset, through an amortization method as appropriate. The related liability is adjusted for each period for the unwinding of the discount rate and for changes to the current market based discount rate, amount or timing of the underlying cash flows needed to settle the obligation. Costs for restoration of subsequent site damage that is created on an ongoing basis during production are provided for at their net present values and charged against profits.

The Company has no material restoration, rehabilitation and environmental costs as at December 31, 2018.

Impairment of non-financial assets

Impairment tests on intangible assets with indefinite useful economic lives are undertaken annually at the financial year- end. Other non-financial assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly.

Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the asset's cash-generating unit, which is the lowest group of assets in which the asset belongs for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets. The Company has one cash-generating unit for which impairment testing is performed.

An impairment loss is charged to profit or loss, except to the extent they reverse gains previously recognized in other comprehensive loss/income.

Provisions

Provisions are recognized for liabilities of uncertain timing or amount that have arisen as a result of past transactions, including legal or constructive obligations. Provisions are measured at the best estimate of the expenditure required to settle the obligation at the reporting date.

FSD PHARMA INC.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017
(Expressed in Canadian Dollars)

Income taxes

Income tax expense comprises of current and deferred tax. Current tax and deferred tax are recognized in net profit or loss except to the extent that it relates to a business combination or items recognized directly in equity or in other comprehensive loss/income.

Current income taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current year and any adjustment to income taxes payable in respect of previous years. Current income taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the year-end date.

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for taxable temporary differences arising on the initial recognition of goodwill and temporary differences arising on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss.

Recognition of deferred tax assets for unused tax losses, tax credits and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. At the end of each reporting period, the Company reassesses unrecognized deferred tax assets. The Company recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Share capital

Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset.

The Company's common shares, options and warrants are classified as equity instruments.

Incremental costs directly attributable to the issue of shares, warrants or options are shown in equity as a deduction, net of tax, from the proceeds.

Earnings/loss per share

Basic earnings/loss per share is computed by dividing the net income or loss applicable to common shares of the Company by the weighted average number of common shares outstanding for the relevant period.

Diluted earnings/loss per common share is computed by dividing the net income or loss applicable to common shares by the sum of the weighted average number of Class B shares issued and outstanding and all additional Class B shares that would have been outstanding, if potentially dilutive instruments were converted.

Share based payments

The fair value of equity-settled share options granted to employees is recognized as an expense over the vesting period with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee, including directors of the Company.

The fair value is measured at the grant date and is recognized over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option-pricing model, taking into account the terms and conditions upon which the options were granted. At each reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received.

FSD PHARMA INC.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017
(Expressed in Canadian Dollars)

Investments

Purchases and sales of investments are recognized on a trade date basis. Public and private investments at fair value through profit or loss are initially recognized at fair value, with changes in fair value reported in profit or loss. At each financial reporting period, the Company’s management estimates the fair value of its investments based on the criteria below and reflects such valuations in the financial statements. Transaction costs are expensed as incurred in profit or loss.

The determination of fair value requires judgment and is based on market information where available and appropriate. At the end of each financial reporting period, the Company’s management estimates the fair value of investments based on the criteria below and reflects such changes in valuations in profit or loss.

The Company is also required to present its investments (and other financial assets and liabilities reported at fair value) into three hierarchy levels (Level 1, 2, or 3) based on the transparency of inputs used in measuring the fair value, and to provide additional disclosure in connection therewith. The three levels are defined as follows:

Level 1 – investment with quoted market price;

Level 2 – investment which valuation technique is based on observable market inputs; and

Level 3 – investment which valuation technique is based on non-observable market inputs.

Publicly-traded investments:

1. Securities, including shares, options, and warrants that are traded on a recognized securities exchange and for which no sales restrictions apply are recorded at fair values based on quoted closing prices at the reporting date or the closing price on the last day the security traded if there were no trades at the reporting date. These are included in Level 1.

2. Securities that are traded on a recognized securities exchange but which are escrowed or otherwise restricted as to sale or transfer are recorded at amounts discounted from market value. Shares that are received as part of a private placement that are subject to a standard four-month hold period are not discounted. In determining the discount for such investments, the Company considers the nature and length of the restriction, business risk of the investee corporation, relative trading volume and price volatility and any other factors that may be relevant to the ongoing and realizable value of the investments. These are included in Level 2.

3. Warrants or options of publicly-traded securities which do not have a quoted price are carried at an estimated fair value calculated using the Black-Scholes option pricing model if sufficient and reliable observable market inputs are available. If no such market inputs are available or reliable, the warrants and options are valued at intrinsic value.

The amounts at which the Company’s publicly-traded investments could be disposed of may differ from carrying values based on market quotes, as the value at which significant ownership positions are sold is often different than the quoted market price due to a variety of factors such as premiums paid for large blocks or discounts due to illiquidity. Such differences could be material.

Privately-held investments:

1. Securities in privately-held companies (other than options and warrants) are initially recorded at cost, being the fair value at the time of acquisition. At the end of each financial reporting period, the Company’s management estimates the fair value of investments based on the criteria below and reflects such valuations in the financial statements. These are included in Level 3. Options and warrants of private companies are carried at their intrinsic value.

With respect to valuation, the financial information of private companies in which the Company has investments may not always be available, or such information may be limited and/or unreliable. Use of the valuation approach described below may involve uncertainties and determinations based on the Company’s judgment and any value estimated from these may not be realized or realizable. In addition to the events described below, which may affect a specific investment, the Company will take into account general market conditions when valuing the privately-held investments in its portfolio. In the absence of occurrence of any of these events or any significant change in general market conditions indicates generally that the fair value of the investment has not materially changed.

FSD PHARMA INC.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017
(Expressed in Canadian Dollars)

2. An upward adjustment is considered appropriate and supported by pervasive and objective evidence such as a significant equity financing by an unrelated investor at a transaction price higher than the Company’s carrying value; or if there have been significant corporate, political or operating events affecting the investee company that, in management’s opinion, have a positive impact on the investee company’s prospects and therefore its fair value. In these circumstances, the adjustment to the fair value of the investment will be based on management’s judgment and any value estimated may not be realized or realizable. Such events include, without limitation:

• political changes in a country in which the investee company operates that, for example, reduce the corporate tax burden, permit operations where, or to an extent that, it was not previously allowed, or reduce or eliminate the need for permitting or approvals;

• receipt by the investee company of approvals, which allow the investee company to proceed with its project(s);

• important positive management changes by the investee company that the Company’s management believes will have a very positive impact on the investee company’s ability to achieve its objectives and build value for shareholders.

3. Downward adjustments to carrying values are made when there is evidence of a decline in value as indicated by the assessment of the financial condition of the investment based on third party financing, operational results, forecasts, and other developments since acquisition, or if there have been significant corporate, political or operating events affecting the investee company that, in management’s opinion, have a negative impact on the investee company’s prospects and therefore its fair value. The amount of the change to the fair value of the investment is based on management’s judgment and any value estimated may not be realized or realizable.

Such events include, without limitation:

• political changes in a country in which the investee company operates that increases the tax burden on companies, that prohibit operations where it was previously allowed, that increases the need for permitting or approvals, etc.;

• denial of the investee company’s application for approvals that prohibit the investee company from proceeding with its projects;

• the investee company releases negative results;

• changes to the management of the investee company take place that the Company believes will have a negative impact on the investee company’s ability to achieve its objectives and build value for shareholders;

• based on financial information received from the investee company, it is apparent to the Company that the investee company is unlikely to be able to continue as a going concern.

The resulting values may differ from values that would be realized had a ready market existed. The amounts at which the Company’s privately-held investments could be disposed of may differ from the carrying value assigned. Such differences could be material.

Inventory

Inventories of products for resale and supplies and consumables are valued at the lower of cost and net realizable value, with cost determined using the average cost basis. As at December 31, 2018 and 2017, the Company had no material inventory.

Biological assets

The Company’s biological assets consist of cannabis plants. With the exception of depreciation, which is directly expensed in the period and presented separately in the consolidated statement of operations, the Company capitalizes the direct and indirect costs incurred related to the biological transformation of the biological assets between the point of initial recognition and the point of harvest. The Company then measures the biological assets at fair value less cost to sell up to the point of harvest, which becomes the basis for the cost of finished goods inventories after harvest. The net unrealized gains or losses arising from changes in fair value less cost to sell during the year are included in the results of operations of the related year. Seeds are measured at fair value. As at December 31, 2018 and 2017, the Company had no material biological assets.

FSD PHARMA INC.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017
(Expressed in Canadian Dollars)

Recent accounting pronouncements adopted

Effective January 1 2018, the Company has adopted the following new and revised standards, along with any consequential amendments. These changes were made in accordance with the applicable transitional provisions.

(a) IFRS 2, Share-based Payment (“IFRS 2”) - In June 2016, the IASB issued amendments to IFRS 2, which expands upon the guidance for recognizing a liability for cash-settlement of a share-based payment as well as transactions with a net settlement feature for withholding tax obligations. The adoption of this standard has had no significant effect on the Company's financial reporting.

(b) IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), was issued in May 2015, which replaced IAS 11,

Construction Contracts, IAS 18, Revenue Recognition, IFRIC 13, Customer Loyalty Programmes, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers, and SIC-31, Revenue – Barter Transactions Involving Advertising Services. IFRS 15 provides a single, principles based five step model that will apply to all contracts with customers with limited exceptions. In addition to the five-step model, the standard specifies how to account for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. The incremental costs of obtaining a contract must be recognized as an asset if the entity expects to recover these costs. The standard’s requirements also apply to the recognition and measurement of gains and losses on the sale of some non- financial assets that are not an output of the entity’s ordinary activities. The adoption of this standard has had no significant effect on the Company's financial reporting.

(c) IFRS 9 addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories; amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at fair value through profit or loss or fair value through other comprehensive income. The effective date of this standard was January 1, 2018. The Company has adopted this new standard as of its effective date on a modified retrospective basis. The 2017 comparatives were not restated.

(i) Equity instruments at fair value through other comprehensive income (“FVTOCI”)

This category only includes equity instruments, which the Company intends to hold for the foreseeable future and which the Company has irrevocably elected to so classify upon initial recognition or transition. Equity instruments in this category are subsequently measured at fair value with changes recognized at other comprehensive income, with no recycling of gains or losses to profit or loss upon derecognition. Equity instruments at FVTOCI are not subject to an impairment assessment under IFRS 9. The Company has no items at FVTOCI.

(ii) Amortized cost

This category includes financial assets that are held within a business model with the objective to hold the financial assets in order to collect the contractual cash flows that meet the solely principal and interest (“SPPI”) criterion. Financial assets classified in this category are carried at amortized cost using the effective interest method.

(iii) Fair value through profit or loss

This category includes derivative instruments and equity instruments which the Company has not irrevocably elected, at initial recognition or transition, to classify as FVTOCI. This category would also include debt instruments whose cash flow characteristics fail the SPPI criterion or are not held within a business model whose objective is either to collect contractual cash flows, or to both collect contractual cash flows and sell. Financial assets in this category are recorded at fair value with changes recognized in profit or loss.

Classification

On adoption of IFRS 9, the Company has made the following classifications with respect to its financial instruments:

• Cash is classified as at amortized cost (2017 – loans and receivables).

• Cash equivalents are classified as FVTPL (2017 – FVTPL).

• Other investments are classified as FVTPL (2017 – not applicable).

• Trade payables and accrued liabilities are classified as at amortized cost (2017 - other financial liabilities).

FSD PHARMA INC.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017
(Expressed in Canadian Dollars)

No restatements were recorded resulting from the adoption of IFRS 9.

Impairment of financial assets

Prior to the adoption of IFRS 9, financial assets measured at amortized cost, are assessed for indicators of impairment at the end of each reporting period. A financial asset is considered impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the discounted estimated future cash flows of the financial asset have been impacted.

The adoption of IFRS 9 has fundamentally changed the Company’s accounting of impairment losses for financial assets by replacing IFRS 39’s incurred loss approach with a forward-looking expected credit loss (“ECL”) approach. IFRS 9 requires the Company to record an allowance for ECLs for all debt financial assets not held at fair value though profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive. The shortfall is then discounted at an approximation of the asset’s original effective interest rate.

Derecognition

(i) Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are recognized in profit or loss.

(ii) Financial liabilities

The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled or expired. Generally, the difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in the profit or loss.

Accounting Standards Issued But Not Yet Applied

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or IFRIC that are mandatory for accounting periods beginning on January 1, 2019 or later. Updates that are not applicable or are not consequential to the Company have been excluded. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

IFRS 16 Leases (“IFRS 16”) sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, the customer (‘lessee’) and the supplier (‘lessor'). This standard will replace IAS 17 Leases (“IAS 17”) and related Interpretations. IFRS 16 provides revised guidance on identifying a lease and for separating lease and non-lease components of a contract. IFRS 16 introduces a single accounting model for all lessees and requires a lessee to recognize right-of-use assets and lease liabilities for leases with terms of more than 12 months, unless the underlying asset is of low value, and depreciate lease assets separately from interest on lease liabilities in the consolidated statement of operations. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that apply IFRS 15 Revenue from Contracts with Customers. The Company’s contractual obligations in the form of operating leases under IAS 17 will then be reflected on the balance sheet resulting in an increase to both assets and liabilities upon adoption of IFRS 16, and changes to the timing of recognition of expenses associated with the lease arrangements.

IAS 1 – Presentation of Financial Statements (“IAS 1”) and IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”) were amended in October 2018 to refine the definition of materiality and clarify its characteristics. The revised definition focuses on the idea that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The amendments are effective for annual reporting periods beginning on or after January 1, 2020.

Earlier adoption is permitted.

IFRS 3 – Business Combinations (“IFRS 3”) was amended in October 2018 to clarify the definition of a business. This amended definition states that a business must include inputs and a process and clarified that the process must be substantive and the inputs and process must together significantly contribute to operating outputs. In addition it narrows the definitions of a business by focusing the definition of outputs on goods and services provided to customers and other income from ordinary activities, rather than on providing dividends or other economic benefits directly to investors or lowering costs and added a test that makes it easier to conclude that a company has acquired a group of assets, rather than a business, if the value of the assets acquired is substantially all concentrated in a single asset or group of similar assets. The amendments are effective for annual reporting periods beginning on or after January 1, 2020. Earlier adoption is permitted.

FSD PHARMA INC.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017
(Expressed in Canadian Dollars)

IFRS 3 – Business Combinations (“IFRS 3”) and IFRS 11 – Joint Arrangements (“IFRS 11”) were amended in December 2017. IFRS 3 was amended to clarify that when a party to a joint arrangement obtains control of a business that is a joint operation, it re-measures previously held interests in that business. IFRS 11 was amended to clarify that when a party that participates in, but does not have joint control of, a joint operation obtains joint control of a business that is a joint operation, the entity does not re-measure previously held interests in that business.

4. Reverse Takeover Transaction

Century and FV Pharma executed a definitive business combination agreement on March 9, 2018 (the "Definitive Agreement"), whereby FV Pharma would be combined with Century to continue the business of FV Pharma.

Under the terms of the Definitive Agreement, the Transaction was completed by way of a "three-cornered amalgamation" pursuant to the provisions of the Business Corporations Act (Ontario), whereby 2620756 Ontario Inc., a wholly-owned subsidiary of the Century amalgamated with FV Pharma (the "Amalgamation"), and the amalgamated entity is now a wholly-owned subsidiary of the Company (the “Transaction”).

Pursuant to the terms of the Definitive Agreement and in connection with the Amalgamation:

• Century amended its articles to: (i) amend and designate its outstanding common shares (the "Existing Century Shares") as Class B subordinate voting shares (the "Century Class B Shares"); and (ii) create a new class of Class A multiple voting shares (the "Century Class A Shares");

• holders of outstanding Class A common voting shares of FV Pharma (the "FV Class A Shares") received one (1) Century Class A Share for each one (1) FV Class A Share held;

• holders of outstanding Class B common non-voting shares of FV Pharma (the "FV Class B Shares" and, together with the FV Class A Shares, the "FV Shares"), including FV Class B Shares issued on conversion of the Subscription Receipts, received one (1) Century Class B Share for each one (1) FV Class B Share held; and

• all outstanding options to purchase FV Pharma Class B shares and options to purchase Century shares were exchanged, on an equivalent basis, for options to purchase Class B shares of the Company, and all outstanding warrants to purchase FV Pharma Class B Shares and warrants to purchase Century shares were exchanged, on an equivalent basis, for warrants to purchase Class B shares of the Company.

The Transaction has been accounted for as a "reverse takeover" as the issuance of shares to the former shareholders of FV Pharma resulted in the former shareholders of FV Pharma holding a majority of the issued and outstanding shares of the Company. Under this method of accounting, FV Pharma (the legal subsidiary) is deemed to the acquirer and Century (the legal parent) is deemed to be the acquired company.

FSD PHARMA INC.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017
(Expressed in Canadian Dollars)

At acquisition date, a breakdown of the Transaction was as follows:

Amount ($)

Exchange of Class B shares	9,868,179
Exchange of stock options	25,725
Exchange of warrants	118,875
Total consideration paid	10,012,779

Cash	2,041,501
Sales taxes recoverable	23,545
Accounts payable	(44,058)
Net assets received	2,020,988

Listing expense	7,991,791

5. Critical accounting estimates and judgments

The preparation of these financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the reporting date and reported amounts of revenues and expenses during the reporting period. Actual outcomes could differ from these estimates. These financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The following are the critical judgments and estimate areas that have the most significant effect on the amounts recognized in the consolidated financial statements:

Business combinations

Judgment is used in determining whether an acquisition is a business combination or an asset acquisition.

Biological assets and inventory

In calculating the value of the biological assets and inventory, management is required to make a number of estimates, including estimating the stage of growth of the cannabis up to the point of harvest, harvesting costs, selling costs, average or expected selling prices and list prices, expected yields for the cannabis plants, and oil conversion factors. In calculating final inventory values, management compares the inventory cost to estimated net realizable value.

Estimated useful lives and depreciation and amortization of property, plant and equipment

Depreciation and amortization of property, plant and equipment is dependent upon estimates of useful lives and the determination as to when an items of property, plant and equipment is ready for use, which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

Share-based payments

In calculating the share-based payments expense, key estimates such as the rate of forfeiture of options granted, the expected life of the option, the volatility of the Company’s stock price and the risk free interest rate are used. To calculate the share-based payments expense related to key employee performance milestones associated with the terms of an acquisition, the Company must estimate the number of shares that will be earned and when they will be issued based on estimated discounted probabilities.

FSD PHARMA INC.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017
(Expressed in Canadian Dollars)

Fair value of other investments not quoted in an active market or private company investments

Where the fair values of financial assets and financial liabilities recorded on the consolidated statement of financial position cannot be derived from active markets, they are determined using a variety of valuation techniques. The inputs to these models are derived from observable market data where possible, but where observable market data are not available, judgment is required to establish fair values. Refer to notes 6 and 8 for further details.

Income, value added, withholding and other taxes

The Company is subject to income, value added, withholding and other taxes. Significant judgment is required in determining the Company’s provisions for taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. The determination of the Company’s income, value added, withholding and other tax liabilities requires interpretation of complex laws and regulations. The Company’s interpretation of taxation law as applied to transactions and activities may not coincide with the interpretation of the tax authorities. All tax related filings are subject to government audit and potential reassessment subsequent to the financial statement reporting period. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the tax related accruals and deferred income tax provisions in the period in which such determination is made.

Recognition of deferred taxes

Deferred tax assets are recognized in respect of tax losses and other temporary differences to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits, together with future tax planning strategies.

Restoration, rehabilitation and environmental obligations

Management's assumption of no material restoration, rehabilitation and environmental exposure, is based on the facts and circumstances that existed in the current and prior periods.

Contingencies

See note 17.

6. Financial instruments and risk exposures

Financial assets and financial liabilities were as follows:

		Assets/(liabilities) at
	Amortized	fair value through
	cost	profit/loss	Total
December 31, 2018	($)	($)	($)

Cash	21,134,930	-	21,134,930
Other investments	-	18,064,541	18,064,541
Trade payables and accrued liabilities	1,743,806	-	1,743,806

FSD PHARMA INC.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017
(Expressed in Canadian Dollars)

	Loans and	Other
	receivables	liabilities	Total
December 31, 2017	($)	($)	($)

Cash	4,739,988	-	4,739,988
Trade payables and accrued liabilities	-	1,265,996	1,265,996

As at December 31, 2018, other investments totaling $1,798,040 were classified as level 1, quoted market value, $251,115 were classified level 2, valuation based on observable market inputs, and $16,015,386 were classified as level 3, valuation technique with non-observable market inputs, within the fair value hierarchy. As at December 31, 2017, the Company did not have any financial assets or liabilities recorded at fair value.

The Company’s activities expose it to a variety of financial risks: currency risk, credit risk, liquidity risk, interest rate risk and commodity price risk. Risk management is carried out by the Company’s management with guidance from the Audit Committee. It is management’s opinion that the Company is not exposed to significant credit risk, currency or market risks arising from the financial instruments, except as described below.

Market price risk

The Company holds financial assets in the form of shares and warrants and options that are measured at FVTPL. The Company is exposed to market price risk on these financial assets.

Sensitivity analysis

The Company believes the sensitivity to a plus or minus 1% change in interest rates would not have a significant impact on the reported net loss for the year ended December 31 2018.

A 10% change in market prices related to the Company’s other investments would impact profit or loss by approximately $1,800,000 based on their estimated fair values at December 31, 2018.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due, or can only do so at excessive cost. The Company does not yet generate revenues from its principal operations and has been generating cash flows primarily from financing activities for the years ended December 31 2018 and 2017.

The following is an analysis of financial obligations based on their due dates:

	Less than 1 year	1-5 years	More than 5 years	Totals
	($)	($)	($)	($)

December 31 2018:
Trade payables and	1,743,806	-	-	1,743,806
accrued liabilities

December 31 2017:
Trade payables and	1,265,995	-	-	1,265,995
accrued liabilities

There have been no significant changes to the Company's liquidity risk management policies during 2018 and 2017. See note 2 for discussion of going concern risk.

Considering the available liquidity as at December 31 2018, the expected burn rates from operations and future commitments, the Company's exposure to liquidity risk as at December 31 2018 is considered high. The Company expects to address this risk by raising funds through external financing as needed. See note 2.

FSD PHARMA INC.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017
(Expressed in Canadian Dollars)

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. All of the Company's cash is deposited with a highly-rated financial institution, and accordingly, management considers credit risk to be low. There have been no significant changes to the Company's credit risk management policies during 2018 and 2017.

The Company applies the simplified approach to providing for expected credit losses prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all receivables. To measure the expected credit losses, receivables have been grouped based on shared credit risk characteristics and the days past due.

The Company's maximum exposure to credit risk is presented below. All receivables are current and are due within 30 days.

	Liquidity by period
	Less than 1 year	More than 1	Non-liquid	Totals
	($)	year	($)	($)
		($)

December 31 2018:
Cash	21,134,930	-	-	21,134,930
Sales tax recoverable	982,663	-	-	982,663

December 31 2017:
Cash	4,739,988	-	-	4,739,988
Sales tax recoverable	294,508	-	-	294,508

7. Capital management

The Company manages its capital with the following objectives:

• to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities, and pursuit of accretive acquisitions; and

• to maximize shareholder return through enhancing the share value.

The Company monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by management and the board of directors on an ongoing basis.

The Company considers its capital to be equity, comprising share capital, reserves and deficit.

The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. The forecast is updated based on activities related to its business activities.

The Company’s capital management objectives, policies and processes have remained substantially unchanged during 2018 and 2017.

The Company is not subject to any externally imposed capital requirements.

FSD PHARMA INC.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017
(Expressed in Canadian Dollars)

8. Other investments

The Company currently holds interests in other companies related to the cannabis industry as follows:

Fair value
December 31 2018
($)

Cannara Biotech Inc. (a)	11,215,395
Clover Cannastrip Thin Film Technologies Corp. (b)	1,500,000
High Tide Inc. (c)	2,049,155
HUGE Shops (d)	1,300,000
SciCann Therapeutics Inc. (e)	1,999,991

18,064,541

The investment interests are being accounted for as portfolio investments at FVTPL as the Company has determined that does not exercise significant influence over the affairs of any of the investees.

As valuations of investments for which market quotations are not readily available, are inherently uncertain, may fluctuate within short periods of time and are based on estimates, determination of fair value may differ materially from the values that would have resulted if a ready market existed for the investments. Given the size of the other investment portfolio, such changes may have a significant impact on the Company’s financial condition or operating results.

(a) Cannara Biotech Inc. (“Cannara”)

The Company’s investment in 85,003,750 Class B shares of Cannara are subject to an escrow arrangement with timed releases at various dates over a three-year period. Consequently, shares that are not subject to escrow are valued at market price and shares that are in escrow are subject to a discount rate. The valuation was based on a December 31, 2018 quoted market price of $0.18 per share, subject to an aggregate discount for the escrow conditions determined to be 26.7% ($4,084,605). This investment has been classified as level 3 within the fair value hierarchy – valuation technique with non-observable inputs.

(b) Clover Cannastrip Thin Film Technologies Corp.

The Company’s investment includes units comprising 7,500,000 shares and 3,750,000 warrants. The estimated fair value is based on a unit private financing on November 24, 2018. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at December 31, 2018. This investment has been classified as level 3 within the fair value hierarchy – valuation technique with non-observable inputs.

(c) High Tide Inc.

The investment includes 4,551,999 shares and 2,000,000 warrants. The fair value of the shares is based on the quoted market price of the shares at December 31, 2018, being $0.395 per share, or $1,798,040. The fair value of the warrants of $251,115 was based on the Black-Scholes model with the following assumptions: risk free rate 2%, expected volatility 130%, expected life 1.91 years and expected dividend yield of 0%. The shares have been classified as level 1 within the fair value hierarchy – quoted market price, and the warrants have been classified as level 2 – valuation technique with observable market inputs.

(d) HUGE Shops

The investment includes 17,333,333 shares based on the December 2018 subscription price of $0.075 per share. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at December 31, 2018. This investment has been classified as level 3 within the fair value hierarchy – valuation technique with non-observable inputs.

(e) SciCann Therapeutics Inc.

The investment includes 117,647 shares based on the subscription price in May and October 2018 of $17 per share. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at December 31, 2018. This investment has been classified as level 3 within the fair value hierarchy – valuation technique with non-observable inputs.

FSD PHARMA INC.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017
(Expressed in Canadian Dollars)

9. Property, plant and equipment

On November 9 2017, the Company purchased a plant which comprises its’ the facility at 520 William Street, Cobourg, Ontario for $5,500,000. The facility was acquired for the purpose of producing medical cannabis pursuant to its cultivation license under the ACMPR. Construction is required to prepare the facility for additional production capacity. The Company will commence depreciation on facility under development upon completion of its planned expansion to the growing area and upon commencement of commercial production.

A continuity of property, plant, and equipment for the years ended December 31 2018 and 2017 is as follows:

	Furniture,
	fixtures and		Facility under
	equipment	Computers	development	Land	Totals
	($)	($)	($)	($)	($)

Cost:
Balance, December 31, 2016	123,218	-	-	-	123,218
Additions	-	-	7,068,820	1,100,000	8,168,820
Disposals	-	-		-	-
Balance, December 31, 2017	123,218	-	7,068,820	1,100,000	8,292,038
Additions	462,526	220,150	3,350,156	-	4,032,832
Balance, December 31, 2018	585,744	220,150	10,418,976	1,100,000	12,324,870

Accumulated depreciation:
Balance, December 31, 2016	-	-	-	-	-
Depreciation for the year	-	-	-	-	-
Balance, December 31, 2017	-	-	-	-	-
Depreciation for the year	117,149	66,045	-	-	183,194
Balance, December 31, 2018	117,149	66,045	-	-	183,194

Carrying amounts:
At December 31, 2017	123,218	-	7,068,820	1,100,000	8,292,038
At December 31, 2018	468,595	154,105	10,418,976	1,100,000	12,141,676

FSD PHARMA INC.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017
(Expressed in Canadian Dollars)

10. Share capital and reserves

Common shares summary

The Company is authorized to issue an unlimited number of Class A multiple voting shares ("Class A shares") and an unlimited number of Class B subordinate voting shares ("Class B shares"), all without par value.

All shares are ranked equally with regards to the Company's residual assets.

Class A shares

The holders of Class A shares are entitled to 276.660 votes per share at meetings of the Company.

The following is a summary of changes in Class A share capital:

	Number of	Amount
Date	Shares	($)

Balance, December 31, 2016, 2017 and 2018	15,000	201,500

Class B shares

The following is a summary of changes in Class B share capital:

		Number of	Amount
Date		Shares	($)

December 31, 2016	Balance	383,262,675	893,794

September 30, 2017	Private placement (a)	31,121,263	688,219
December 29, 2017	Private placement (b)	348,380,200	13,097,000
	Costs of issue (c)		(1,884,050)
December 31, 2017	Balance	762,764,138	12,794,963

March 9, 2018	Private placement (d)	127,598,403	11,483,856
March 28, 2018	Private placement (e)	243,561,510	21,920,536
	Costs of issue	-	(6,634,405)
	Finder’s fee (l)	31,848,048	2,866,323
	Broker warrants issued in private	-	(2,366,670)
	placements (d) (e)
March 26, 2018	Private placement (f)	31,536,454	2,838,280
April 18, 2018	Private placement (g)	12,457,936	1,121,220
May 8, 2018	Private placement (h)	1,372,553	123,530
May 24, 2018	Acquisition of Century Financial Capital	109,646,430	9,868,179
	Group Inc. (i)
September 29, 2018	Private placement (j)	7,500,000	7,500,000
	Stock options exercised (k)	38,283,000	2,857,050
	Value of stock options exercised (k)	-	2,288,775
	Warrants exercised (k)	9,031,219	800,078
	Value of warrants exercised (k)	-	454,587

December 31, 2018	Balance	1,375,599,691	67,916,302

On October 20, 2017, the Company performed a share split on the basis of 1.7 new Class B shares for each presently issued Class B share. On January 1 2018, the Company performed an additional share split on the basis of 1.33 new Class B shares for each presently issued Class B share. All share quantities and prices per share in these consolidated financial statements are reflected retrospectively on a post-split basis.

FSD PHARMA INC.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017
(Expressed in Canadian Dollars)

As at December 31, 2018, 84,449,652 of the outstanding Class B shares are subject to escrow conditions.

(a) During the period May 2017 to September 2017, the Company closed a multi-tranche non-brokered private placement issuing 31,121,263 Class B shares for gross proceeds of $688,219.

(b) During the period October 20, 2017 to December 29, 2017, the Company closed a multi-tranche private placement issuing 348,380,200 Class B shares for gross proceeds of $13,097,000.

(c) In connection with the private placements in (a) and (b), the Company issued 23,754,600 broker warrants as described in note 7(d) and paid finder's fees, corporate finance fees and legal fees totaling $1,262,150.

(d) First tranche of a private placement, issuing 127,598,403 Class B shares at $0.09 share for aggregate gross proceeds of $11,483,856, paying commissions and corporate finance fees totaling $1,033,547 and issued 11,718,522 broker warrants having an exercise price of $0.09 per Class B share and a term to expiry of 2 years. The broker warrants were assigned a grant date value of $735,336 as estimated by using the Black-Scholes valuation model with the following assumptions: share price of $0.09, expected dividend yield of 0%, expected volatility of 100%, risk-free rate of return of 1.83% and an expected maturity of 4 years.

(e) Second and final tranche of the private placement, issuing 243,561,510 Class B shares at $0.09/share for aggregate gross proceeds of $21,920,536 paying commissions and corporate finance fees totaling $1,972,848 and issued 25,997,416 broker warrants having an exercise price of $0.09 Class B share and a term to expiry of 2 years. The broker warrants were assigned a grant date value of $1,631,334 as estimated by using the Black- Scholes valuation model with the following assumptions: share price of $0.09, expected dividend yield of 0%, expected volatility of 100%, risk-free rate of return of 1.88% and an expected maturity of 4 years.

(f) Non-brokered private placement, issuing 31,536,454 Class B shares at $0.09/share for aggregate proceeds of $2,838,280.

(g) Non-brokered private placement issuing 12,457,936 Class B shares at $0.09/share for aggregate proceeds of $1,121,220.

(h) Non-brokered private placement issuing 1,372,553 Class B shares at $0.09/share for aggregate proceeds of $123,530.

(i) Acquisition of FV Pharma Inc. by way of share exchange (see note 4).

(j) Non-brokered private placement issuing 7,500,000 Class B shares at $1.00 per share for aggregate proceeds of $7,500,000; the proceeds of which will be used towards the buildout of the Company's property, plant and equipment.

(k) Warrants (see below) and options (see note 11) exercised during the period July 1, 2018 to December 31, 2018.

(l) Issuance of 31,848,048 Class B shares as finder’s fee. These shares were valued at $0.09/share based on the share price of the related private placement.

Warrants:

The Company issued warrants in connection with private placements which are disclosed as a separate component of shareholders' equity.

The following table summarize changes in warrant balances from January 1, 2018 to December 31, 2018:

		Exercise
		Price	Opening				Closing
Issue Date	Expiry Date	($)	Balance	Granted	Exercised	Expired	Balance

Sep 15 2017	Sep 15 2022	0.0220	40,000,000	-	-	-	40,000,000
Oct 20 2017	Oct 20 2019	0.0376	2,405,970	-	-	-	2,405,970
Nov 1 2017	Nov 1 2019	0.0376	15,629,229	-	(1,712,060)	-	13,917,169
Nov 14 2017	Nov 14 2019	0.0376	10,731,704	-	(172,550)	-	10,559,154
Nov 21 2017	Nov 21 2019	0.0376	2,153,882	-	(91,000)	-	2,062,882
Dec 12 2017	Dec 12 2019	0.0376	217,974	-	-	-	217,974
Dec 29 2017	Dec 29 2019	0.0376	215,460	-	-	-	215,460
Jan 5 2018	Jan 5 2020	0.03	-	7,499,998	-	-	7,499,998
May 24 2018	May 24 2022	0.09	-	37,715,938	(4,805,609)	-	32,910,329
Aug 8 2018	Aug 8 2019	0.13	-	2,250,000	(2,250,000)	-	-

			71,354,219	47,465,936	(9,031,219)	-	109,788,936

Weighted average exercise price ($)			0.0289	0.0824	0.0885	-	0.0471

FSD PHARMA INC.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017
(Expressed in Canadian Dollars)

The following table summarize changes in warrant balances from January 1, 2017 to December 31, 2017:

		Exercise
		Price	Opening				Closing
Issue Date	Expiry Date	($)	Balance	Granted	Exercised	Expired	Balance

Sep 15 2017	Sep 15 2022	0.0220	-	40,000,000	-	-	40,000,000
Oct 20 2017	Oct 20 2019	0.0376	-	2,405,970	-	-	2,405,970
Nov 1 2017	Nov 1 2019	0.0376	-	15,629,229	-	-	15,629,229
Nov 14 2017	Nov 14 2019	0.0376	-	10,731,704	-	-	10,731,704
Nov 21 2017	Nov 21 2019	0.0376	-	2,153,882	-	-	2,153,883
Dec 21 2017	Dec 21 2019	0.0376	-	217,974	-	-	217,974
Dec 29 2017	Dec 29 2019	0.0376	-	215,460	-	-	215,460

			-	71,354,218	-	-	71,354,218

Weighted average exercise price ($)			-	0.0330	-	-	0.0330

The fair values of the associated warrants were estimated on their dates of issue using the Black-Scholes option pricing model as follows:

				Risk
				Free	Expected	Average	Expected
		Exercise	Market	Interest	Volatility	Expected	Dividend
		Price	Price	Rate	Range	Life	Yield	Fair Values
Grant Date	Expiry Date	($)	($)	(%)	(%)	(years)	(%)	($)

Sep 15 2017	Sep 15 2022	0.0220	0.0220	1.70	100	5	0	1,675,436
Oct 20 2017	Oct 20 2019	0.0376	0.0294	1.70	100	2	0	47,700
Nov 1 2017	Nov 1 2019	0.0376	0.0294	1.70	100	2	0	310,000
Nov 14 2017	Nov 14 2019	0.0376	0.0294	1.70	100	2	0	212,900
Nov 21 2017	Nov 21 2019	0.0376	0.0294	1.70	100	2	0	42,700
Dec 12 2017	Dec 12 2019	0.0376	0.0294	1.70	100	2	0	4,325
Dec 29 2017	Dec 29 2019	0.0376	0.0294	1.70	100	2	0	4,275

Jan 5 2018	Jan 5 2020	0.03	0.03	1.70	100	2	0	118,875
May 24 2018	May 24 2022	0.09	0.09	2.17	100	4	0	2,366,670
Aug 8 2018	Aug 8 2019	0.13	0.09	2.10	100	1	0	113,850

FSD PHARMA INC.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017
(Expressed in Canadian Dollars)

11. Share based payments

Stock option plan details

On January 5 2018, the Company adopted a stock option plan to govern the granting of stock options to its directors, officers, key employees, and consultants, to enable them to purchase Class B shares. Under the plan, the maximum number of options outstanding may not exceed 10% of the total number of shares outstanding on the grant date. In addition, the exercise price of an option granted under the plan cannot be less than the fair market value of a share on the grant date. Vesting conditions for shares issued under the plan shall be determined by the Board of Directors at the grant date.

Stock options granted

The following table summarize changes in stock option balances from January 1, 2018 to December 31, 2018:

		Exercise
		Price	Opening			Expired /	Closing	Vested and
Grant Date	Expiry Date	($)	Balance	Granted	Exercised	cancelled	Balance	exercisable

Sep 17 2017	Sep 15 2022	0.022	40,000,000	-	(10,000,000)	-	30,000,000	30,000,000
Dec 23 2017	Dec 23 2019	0.025	1,450,000	-	(950,000)	-	500,000	500,000
Jan 5 2018	Jan 5 2023	0.05	-	29,000,000	(14,000,000)	(15,000,000)	-	-
Feb 25 2018	Feb 25 2023	0.09	-	1,000,000	-	-	1,000,000	1,000,000
Mar 22 2018	Mar 22 2023	0.09	-	1,000,000	(1,000,000)	-	-	-
Mar 28 2018	Mar 28 2023	0.09	-	2,500,000	-	-	2,500,000	2,500,000
Apr 8 2018	Apr 8 2023	0.09	-	15,000,000	(15,000,000)	-	-	-
Apr 9 2018	Apr 9 2023	0.10	-	10,000,000	(3,333,000)	-	6,667,000	3,333,333
Jun 12 2018	Jun 12 2023	0.09	-	9,000,000	(4,000,000)	-	5,000,000	5,000,000
Aug 15 2018	Aug 15 2023	0.13	-	3,000,000	-	-	3,000,000	3,000,000
Sep 10 2018	Sep 10 2023	0.74	-	40,000,000	-	-	40,000,000	-
Sep 15 2018	Sep 15 2023	0.60	-	2,000,000	-	-	2,000,000	2,000,000
Sep 26 2018	Sep 26 2023	0.71	-	1,000,000	-	-	1,000,000	333,333
Nov 12 2018	Nov 12 2023	0.44	-	3,000,000	-	-	3,000,000	3,000,000
Nov 15 2018	Nov 15 2023	0.43	-	250,000	-	-	250,000	250,000
Nov 26 2018	Nov 26 2023	0.28	-	2,500,000	-	-	2,500,000	-
Dec 15 2018	Dec 15 2023	0.295	-	100,000	-	-	100,000	100,000

			41,450,000	119,350,000	(48,283,000)	(15,000,000)	97,517,000	51,016,666

Weighted average exercise price ($)			0.0221	0.3274	0.0637	0.0500	0.3708	0.0991

The following table summarize changes in stock option balances from January 1, 2017 to December 31, 2017:

		Exercise
		Price	Opening			Expired /	Closing	Vested and
Grant Date	Expiry Date	($)	Balance	Granted	Exercised	Cancelled	Balance	exercisable

Sep 17 2017	Sep 15 2022	0.022	-	40,000,000	-	-	40,000,000	40,000,000
Dec 23 2017	Dec 23 2019	0.025	-	1,500,000	-	-	1,500,000	1,500,000

			-	41,500,000	-	-	41,500,000	41,500,000

Weighted average exercise price ($)			-	0.0221	-	-	0.0221	0.0221

FSD PHARMA INC.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017
(Expressed in Canadian Dollars)

The Company applies the fair value method of accounting for stock-based compensation awards. For valuation purposes, the fair values of options granted were estimated on their dates of grant using the Black-Scholes option pricing model and the following assumptions:

				Risk
				Free	Expected	Average	Expected
		Exercise	Market	Interest	Volatility	Expected	Dividend
		Price	Price	Rate	Range	Life	Yield	Fair Values
Grant Date	Expiry Date	($)	($)	(%)	(%)	(years)	(%)	($)

Sep 17 2017	Sep 15 2022	0.022	0.0376	1.70	100	5	0	1,675,736
Dec 23 2017	Dec 23 2019	0.025	0.03	1.66	100	2	0	25,725

Jan 5 2018	Jan 5 2023	0.05	0.05	1.97	100	5	0	775,399
Feb 25 2018	Feb 25 2023	0.09	0.09	2.05	100	5	0	67,500
Mar 22 2018	Mar 22 2023	0.09	0.09	2.04	100	5	0	67,500
Mar 28 2018	Mar 28 2023	0.09	0.09	2.09	100	5	0	168,750
Apr 8 2018	Apr 8 2023	0.09	0.09	1.97	100	5	0	1,011,000
Apr 9 2018	Apr 9 2023	0.10	0.10	1.97	100	5	0	525,846
Jun 11 2018	Jun 11 2023	0.09	0.09	2.10	100	5	0	607,500
Aug 14 2018	Aug 14 2023	0.13	0.13	2.20	100	5	0	305,958
Sep 11 2018	Sep 11 2023	0.74	0.67	2.21	100	5	0	not vested
Sep 14 2018	Sep 14 2023	0.60	0.60	2.23	100	5	0	901,000
Sep 26 2018	Sep 26 2023	0.71	0.71	2.29	100	5	0	394,755
Nov 12 2018	Nov 12 2023	0.44	0.4375	2.41	100	5	0	986,100
Nov 15 2018	Nov 15 2023	0.43	0.43	2.30	100	5	0	80,775
Nov 26 2018	Nov 26 2023	0.28	0.285	2.29	100	5	0	51,488
Dec 15 2018	Dec 15 2023	0.295	0.295	2.01	100	5	0	22,110

The expected price volatilities were based on the average historic volatility of three similar companies, the historical price data for the Company is insufficient (based on the remaining life of the stock and compensation options), adjusted for any expected changes to future volatility due to publicly available information.

Options granted are accounted for by the fair value method of accounting for share-based payments. The Company records share-based payments expense over the vesting period and credits reserves for all options granted.

The expected volatility is based on management's estimate of the volatility in the Company's share price over the life of the options. The Company has not paid any cash dividends historically and does not have any plans to pay cash dividends in the foreseeable future. The risk-free interest rate is based on the yield of Canadian benchmark bonds with an equivalent term to maturity. The expected life of the options is based on management's estimate of the time that the options will be outstanding.

The weighted average remaining contractual life of the options outstanding at December 31, 2018 was 4.33 years (December 31, 2017 – 4.72 years).

FSD PHARMA INC.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017
(Expressed in Canadian Dollars)

12. Related party transactions and balances

Key management personnel are defined as those individuals having authority and responsibility for planning, directing, and controlling the activities of the Company. Compensation to those individuals included:

(a) The President and Chief Executive Officer of FV Pharma Inc. received salary compensation of $397,666 (2017 - $nil). He also received a bonus of $400,000. He also received a car allowance of $18,000 (2017 - $nil).

(b) The Company's President and a director received salary compensation of $291,416 (2017 - $nil). He also received a bonus of $300,000. He also received a car allowance of $18,000 (2017 - $nil).

(c) The Company’s Chief Executive Officer and Executive Co-Chairman received the amount of $1 (2017 - $nil).

(d) The Company’s Chief Financial Officer received the amount of $58,667 in management fees since June 2018, which fees were paid to a private company controlled by him.

(e) The Company’s now former Chief Executive Officer received salary of $82,695 in December 2018 (2017 - $nil).

(f) First Republic Capital Corporation (“FRCC”) received cash commissions and fees in the amount of $3,094,246 and 34,514,069 in broker warrants representing fees and commissions with regard to financings that raised a gross total of $33,404,392 during 2018. One of the Company’s Executive Co-Chairmen is the Executive Vice- President of FRCC. FRCC received 31,848,048 Class B shares as finders’ fee.

(g) Certain independent directors of the Company are being remunerated at the rate of $40,000 per year with a Chairman of any committee of the Board receiving an additional $10,000 per year. For the year ended December 31 2018. The Company's independent directors were paid the amount of $66,667 (2017 - $nil), which amount is included in accounts payable. The amount is unsecured, non-interest bearing and due on demand.

(h) All directors and officers of the Company are eligible to participate in the Company’s stock option plan. During the year, certain directors and officers were granted options to purchase Class B shares of the Company, some of which were exercised and the remainder being held as at December 31 2018. Aggregate stock option benefits and values are disclosed in the table below.

(i) On September 15, 2017, the Company granted 40,000,000 stock options, of which 20,000,000 were to Thomas Fairfull and 20,000,000 were to Zeeshan Saeed, a consultant and shareholder of the Company. Each stock option has an exercise price of $0.022 per share and expires on September 15 2022. Share-based payments expense in respect of these options was $1,495,300.

(j) On September 15, 2017, the Company issued 40,000,000 special warrants to Anthony Durkacz, a shareholder of the Company. Each special warrant has an exercise price of $0.022 per share and expires on September 15 2022. Share-based payments expense in respect of these warrants was $1,495,300 as disclosed. This was prior to Mr. Durkacz becoming a director of the Company.

(k) In connection with private placements during 2017, the Company paid commissions and corporate finance fees totaling $1,083,530 to FRCC (see part (f)) for the year ended December 31, 2017, which are recorded as share issuance costs on the statement of changes in equity.

(l) In connection with private placements during 2017, the Company issued 21,670,600 broker warrants to FRCC during the year ended December 31, 2017. The warrants have an exercise price of $0.05 per share, and expire 2 years from the date of issuance. Each warrant is exercisable into one Class B common non-voting share. Share issuance costs recorded in respect of these warrants is $571,800.

FSD PHARMA INC.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017
(Expressed in Canadian Dollars)

(m) Key management personnel compensation during the year is comprised of:

	December 31 2018	December 31 2017
	($)	($)

Salaries and benefits	1,114,115	58,250
Bonuses	700,000	-
Share based payments	3,215,401	1,495,300

(n) During 2018, directors and officers subscribed for 32,700,000 Class B shares for gross proceeds of $2,463,000.

(o) The Company’s now former Chief Operating Officer received consulting fee of $154,503 in during the year ended December 31, 2018 (2017 - $nil). He also received a car allowance of $7,500 (2017 - $nil).

(p) The Company’s now former Chief Financial Officer received consulting fee of $26,500 in during the year ended December 31, 2018 (2017 - $nil). He also received a car allowance of $1,500 (2017 - $nil).

13. Basic and diluted loss per share

Basic loss per share is calculated by dividing the net loss by the weighted average number of Class B shares outstanding during the period.

	December 31 2018	December 31 2017

Loss attributable to Class B shareholders	$(22,710,624)	$(3,524,515)
Weighted average number of Class B shares	1,186,940,610	440,213,476
Basic and diluted loss per share	$(0.019)	$(0.008)

Weighted average number of Class B shares:
Balance, beginning of year	762,764,138	383,262,675
Effect of common shares issued during the year	424,176,472	56,950,801
Balance, end of year	1,186,940,610	440,213,476

The basic and diluted loss per share is the same as the outstanding options and warrants are anti-dilutive.

14. Segmented information

The Company's operations comprise a single reporting operating segment engaged in the production and sale of medical cannabis in accordance with Health Canada’s Access to Cannabis for Medical Purposes Regulation (the “ACMPR”), issued pursuant to the Controlled Drugs and Substances Act (Canada). As operations comprise a single reporting segment, amounts disclosed in the consolidated financial statements for net loss for the period also represent segment amounts. All of the Company's operations and assets are situated in Canada.

FSD PHARMA INC.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017
(Expressed in Canadian Dollars)

15. Income taxes

a) Provision for Income Taxes

Major items causing the Company's effective income tax rate to differ from the combined Canadian federal and provincial statutory rate of 26.5% (2017 - 26.5%) were as follows:

	2018	2017
	$	$

(Loss) before income taxes	(22,710,624)	(3,524,515)

Expected income tax recovery based on statutory rate	(6,018,000)	(934,000)
Adjustment to expected income tax benefit:
Stock Based Compensation	1,707,000	(793,000)
Share issue costs	999,000	334,000
Change in Benefit of tax assets not recognized	3,312,000	1,393,000

Deferred income tax provision (recovery)	-	-

b) Deferred Income Tax

Recognized deferred tax assets and liabilities:

	2018	2017
	$	$

Other investments	(1,334,000)	-
Property, plant and equipment	-	(15,000)
Non-capital losses	1,334,000	15,000

Deferred income tax liability	-	-

Deferred income tax assets have not been recognized in respect of the following deductible temporary differences:

	2018	2017
	$	$

Non-capital loss carry-forwards	29,272,000	1,454,000
Share issue costs	3,772,000	1,010,000

Total	33,044,000	2,464,000

Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company can use the benefits.

The Company has non-capital losses of approximately $29 million that expire in various years between 2026 and 2038 that may be available to be used against future taxable income.

FSD PHARMA INC.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017
(Expressed in Canadian Dollars)

16. Commitments

Office lease

The Company has entered into an office lease agreement to occupy office premises located at 8500 Leslie Street, Markham, Ontario for a five year period. The first term is from December 1, 2018 to November 30, 2020 at a base rent of $51,585 per annum payable in equal monthly instalments of $4,299, and years two and three are from December 1, 2019 to November 30, 2021 at a base rent of $51,585 per annum payable in equal monthly instalments of $4,299 each for year two and at $55,024 per annum payable in equal monthly instalments of $4,585 each for years three, four and five. All payments are due in advance on the first day of each calendar month during the term.

As at December 31, 2018, the Company was committed to total rent payments on its office space as follows:

Amounts
Fiscal years	($)

Year ended December 31 2019	51,585
Years ended December 31 2020 to 2023 inclusive	263,943

Management and consulting contracts

The Company is subject to certain management and consulting contracts with minimum commitments totaling approximately $250,000. These contacts also include the commitment to issue 1.6 million options or warrants, and under certain circumstances, 1 million Class B shares.

17. Contingencies

Legal Matters

From time to time, the Company is named as a party to claims or involved in proceedings, including legal, regulatory and tax related, in the ordinary course of its business. While the outcome of these matters may not be estimable at period end, the Company makes provisions, where possible, for the estimated outcome of such claims or proceedings. Should a loss result from the resolution of any claims or proceedings that differs from these estimates, the difference will be accounted for as a charge to profit or loss in that period.

Environmental

Management believes that there are no probable environmental related liabilities that will have a material adverse effect on the financial position or operating results of the Company.

Claims from suppliers

Subsequent to December 31 2018, a creditor filed a lien issued a claim under the Construction Act for alleged damages in respect of inter alia unpaid accounts, wrongful termination and breach of contract. The Company has filed a statement of defence and has posted the amount of $235,387 in a security deposit with the Court in respect of the amount claimed plus an amount for estimated legal fees to rescind the lien against its building. Legal proceedings continue and the ultimate outcome of the matter cannot be determined at this time. No provision has been recorded for this matter at December 31 2018.

Subsequent to December 31 2018, a creditor issued a claim alleging non-payment of accounts totalling $73,007. The Company has filed a Notice of Intent to Defend and its Demand for Particulars. Legal proceedings continue and the ultimate outcome of the matter cannot be determined at this time. No provision has been recorded for this matter at December 31 2018.

FSD PHARMA INC.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017
(Expressed in Canadian Dollars)

Subsequent to December 31 2018, counsel acting on behalf of a creditor issued a letter relating to unpaid accounts of $296,908 in the aggregate with respect to stainless steel table manufacturing. The Company withheld payments to the supplier until anomalies with the tables were rectified. After negotiation, the Company and the supplier agreed to payments over a period of time to settle the indebtedness after the anomalies were rectified. As at this date, the anomalies have not been fully rectified and no payments have been made. Negotiations with the creditor continue and the ultimate outcome of the matter cannot be determined at this time. No provision has been recorded for this matter at December 31, 2018.

Former employee

FSD Pharma Inc. hired an individual, by way of employment agreement dated November 11, 2018. The individual employment was subsequently terminated in the probationary period due to non-performance/cause on February 5, 2019. The individual retained legal counsel in or around February 15, 2019 demanding that he be provided (i) unpaid wages; (ii) unpaid holiday pay, (iii) payment for wrongful dismissal (one week) and (iv) breach of contract. To date, Mr. Haynes has not filed a claim, nor has FSD Pharma made any payments to him.

Class Action

On February 22, 2019, a shareholder in FSD commenced a proposed class proceeding against the Company by issuing a statement of claim in the Ontario Superior Court. Amongst other causes of action, the individual seeks leave to bring a claim pursuant to s. 138 of the Ontario Securities Act. To date, the individual has not taken any further steps to advance her litigation or certify the class.

Auxly Cannabis Group Inc.

On March 3, 2018, FSD entered into a Definitive Strategic Alliance and Streaming Agreement (the “Agreement”) with Auxly Cannabis Group Inc. (“Auxly”). On February 6, 2019, the Company sent Auxly a Notice of Default, thereby terminating the Agreement effective immediately. Later that same day, Auxly sent a Notice of Default to the Company in response. To date, neither party has taken further steps.

To fund the development, Auxly purchased 7,500,000 Class B shares for the aggregate of $7,500,000 from the Company’s treasury by way of private placement, which funds were placed in trust to be spent on construction and development costs. The funds were placed in a trust account to be administered by Auxly. Due to the termination and subsequent negotiations, it is indeterminable at this point as to the amount, if any, of these funds will be released to the Company. As a result, the Company entered a provision for loss against the funds, which loss has been recognized in these consolidated financial statements. Should any funds be released to the Company, those amounts will be recognized in future periods as gains on recovery. No other provision has been recorded for this matter at December 31, 2018.

18. Events that occurred subsequent to the reporting period

Letter of Intent with Solarvest BioEnergy Inc.

On February 5, 2019, the Company announced the signing of a non-binding letter of intent (“LOI”) with Solarvest BioEnergy Inc. (“Solarvest”). The parties intend to enter into a definitive agreement (the “Collaborative Research Agreement”), under which Solarvest would conduct research using its algal expression technology to develop pharma- grade cannabinoids (the “Project Cannabinoids”), the parties would make mutual investments into one another, and Solarvest would grant FSD Pharma an exclusive license over a subset of the Project Cannabinoids and certain royalty rights over all of the other Project Cannabinoids.

The Parties intend, within three days following the receipt of all necessary approvals of the Collaborative Research Agreement:

• FSD is to issue shares of FSD to Solarvest;

• Solarvest is to issue units of Solarvest to FSD; and

• Solarvest will issue a convertible debenture to FSD.

FSD PHARMA INC.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017
(Expressed in Canadian Dollars)

Investment in and agreement with Pharmastrip Corp.

On February 7, 2019, the Company announced that it has completed a strategic investment of $1.5 million in Pharmastrip Corp. (“Pharmastrip”) and signed a definitive collaboration and profit sharing agreement with the company, effective January 23, 2019. Under the terms of the agreement, FSD will install Pharmastrip proprietary equipment at its facility in Cobourg. FSD expects to use the equipment to manufacture organic medical cannabis infused in oral thin film strips. Pharmastrip will grant FSD an exclusive, perpetual license to manufacture and sell the oral thin film strips in Canada.

FSD will seek all approvals and licenses required under the Access to Cannabis for Medical Purposes Regulations and manufacture the product in compliance with all applicable laws and regulations. FSD will submit an application to Health Canada in order to obtain the license to produce and sell the products. FSD will be responsible for all costs, expenses and fees payable to complete and submit the application. Profits from the sale of the products will be shared equally by both parties.

Partnership with Auxly Cannabis Group Inc.

To optimize operations, FSD’s Board of Directors terminated a definitive agreement with Auxly Cannabis Group Inc. (“Auxly”) on February 6th, 2019. FSD believes that Auxly was under clear obligation to develop all aspects of the Company’s cannabis cultivation facility in mutually agreed upon staged phases. Auxly had made commitments anticipating that the first phase of construction would be completed and ready for Health Canada approval by the end of December 2018 which never materialized.

Supply Agreement with Canntab Therapeutics Ltd. and World Class Extractions Inc.

On February 12, 2019, the Company announced that it had entered into a three-way supply agreement with Canntab Therapeutics Ltd. (“Canntab”), World Class Extractions Inc. (“World Class”) (together the “Purchasers”) and a Supplier to purchase up to 1,000 kg of the Supplier’s 2018 organic hemp crop. The Purchasers intend to extract CBD oil from the 2019-2024 organic hemp crops and process the oil into gel capsules and tablets at the Company’s facility in Cobourg. The anticipated purchase price for the 2019 crop is $1.0 million plus applicable taxes. Of this amount, $500,000 will be paid by the Purchasers as a loan to the Supplier in the form of equipment, to be paid back in the form of hemp.

Pursuant to the Agreement, the Supplier grants the Purchasers the right and option to purchase up to $5.0 million of the Supplier’s hemp crop for a period of 5 years commencing in 2019 at a purchase price of $100 per kg per 1% of CBD extracted from the flower.

Canntab is a Canadian cannabis oral dosage formulation company based in Markham, Ontario, engaged in the research and development of advanced pharmaceutical-grade formulations of cannabinoids and trades on the Canadian Securities Exchange under the symbol PILL.

World Class is understood to have developed a unique extraction process to produce quality, potent cannabis extracts using ultrasound to effectively produce extracts from cannabis and hemp and isolate essential compounds found in plant material.

Company received Standard Processing Licence and Sale for Medical Purposes Licence

On February 19, 2019, the Company announced that FV Pharma had received its Standard Processing License (the “Processing License”). According to Health Canada’s new Cannabis Act regulations, the Processing License is required for any facility that is processing more than the equivalent of 600 kg of dried flowers per year.

On April 22, 2019, the Company announced that FV Pharma had received its Sale for Medical Purposes license to sell cannabis under the Cannabis Act (Canada). The license went into effect on April 18, 2019. The license allows the Company’s current facility to supply and sell cannabis products. The Company anticipates receiving the amended sales license that will include the sale of dried and fresh cannabis flower.

Consulting Arrangement

On March 28, 2019, the Company announced the signing of a consulting agreement with Joseph L. Romano, a personal injury lawyer. Pursuant to the terms of the agreement, Mr. Romano is expected to provide consulting on the inner workings of third party actions, WSIB claim handling, first party coverage and no fault benefits across Canada. Mr. Romano will also assist in identifying strategic acquisitions that will enhance shareholder value. In consideration for his services, the Company will pay Mr. Romano consulting fees, warrants and shares in the Company, subject to compliance with all applicable securities laws and the policies of the Canadian Securities Exchange.

FSD PHARMA INC.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017
(Expressed in Canadian Dollars)

Agreement to acquire Prismic Pharmaceuticals Inc.

The Company and Prismic Pharmaceuticals Inc. (“Prismic”), a US-based specialty R&D pharmaceutical company, entered into a securities exchange agreement dated April 22, 2019 (the “Agreement”) pursuant to which the Company has agreed to acquire all of the outstanding securities of Prismic (the “Transaction”).

Pursuant to the terms of the Agreement, the Company will acquire all outstanding common and preferred shares of Prismic for an aggregate purchase price of US$17.5 million (approximately $23.4 million based on an exchange rate of US$1 to CAD$1.3349), to be satisfied by the issuance of an aggregate of 102.7 million Class B subordinate voting shares in the capital of the Company (each, an “FSD Share”) at a deemed price of $0.2275 (US$0.1704) per FSD Share representing the volume weighted average price of the FSD Shares on the Canadian Securities Exchange (the “CSE”) for the ten trading days prior to the execution of the Agreement. In addition, FSD Pharma has agreed to assume up to US$4.0 million of outstanding Prismic liabilities on terms to be mutually agreed by the two companies, some of which may, potentially, be settled by the issuance of additional FSD Shares. Additionally, all of the outstanding Prismic stock options and warrants will become exercisable into FSD Shares, with the number and exercise price of such securities to be adjusted in accordance with the Transaction’s exchange ratio. The FSD Shares to be issued to the Prismic shareholders will be deposited into escrow at the closing of the Transaction, and be subject to an 18-month staggered time escrow release.

Agreement with Aura Health Inc.

On April 24, 2019, the Company announced that it had entered into a share exchange transaction with Aura Health Inc. (“Aura”). Pursuant to the agreement, FSD acquired 13,562,386 Aura shares valued at $3 million issued from treasury in exchange for 13,181,019 FSD Class B shares issued from treasury valued at $3 million.

FSD and Aura shares will be placed in escrow and released to the companies upon the Escrow Agent receiving a certificate executed by FSD and Aura that: (i) the Offering Escrow Release Conditions have been satisfied; (ii) the acquisition has closed; (iii) each of FSD and Aura are satisfied with their due diligence review of the other party; (iv) the Supply Agreement has been executed by FSD and Pharmadrug; and (v) the Consulting Agreement has been executed by FSD and Aura.

As part of the transaction, Aura and the Company will enter into a consulting agreement whereby Aura will assist the Company with obtaining euGMP certification at the Company’s existing facility through Pharmadrug Production GmbH, a company for which Aura Health is in the process of acquiring an 80% equity interest.